Exhibit 10.1

Dated 11 May 2016

————

Asset purchase agreement

(1) Dolphin Products Limited

(2) Gaming Partners International Corporation

(3) Entertainment Gaming Asia Inc.

Contents

Clause

1.	Interpretation	1
2.	Agreement to Sell and Purchase	4
3.	Purchase Price	5
4.	Payment for Restrictive Covenants	7
5.	Earn Out Payments	7
6.	Condition and Pre-Closing Covenant	10
7.	Closing	11
8.	Warranties, Undertakings and Indemnities	13
9.	Limitations on Claims	14
10.	Employees	15
11.	Restrictions on the Seller	15
12.	Termination of Litigation	16
13.	Confidentiality and Announcements	18
14.	Assignment	19
15.	Entire agreement, Status of LOI and No Double Recovery	19
16.	Variation and Waiver	19
17.	Costs	20
18.	Notices	20
19.	Severance	21
20.	Governing Law and Jurisdiction	22

Schedule

Schedule 1(a)	Fixed Assets	23

Schedule 1(b)	Other Assets	24

Schedule 2	Types of Raw Materials	25

Schedule 3	Closing and Post Closing	26

1. Closing
2. Actions and Obligations After Closing

Schedule 4	Warranties	27

Schedule 5	Unfinished Orders	28

THIS AGREEMENT is dated 11 May 2016

Parties

(1)	Dolphin Products Limited, incorporated and registered in Hong Kong with its registered office at Unit C1, G/F., Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, N.T., Hong Kong (“Seller”).

(2)	Gaming Partners International Corporation, incorporated and registered in Nevada, the United States of America, with its registered office at 3945 W. Cheyenne Ave, Suite 208, North Las Vegas, Nevada 89032 (“Buyer”).

(3)	Entertainment Gaming Asia Inc., incorporated and registered in Nevada, the United States of America with its principal executive office at Unit C1, Ground Floor, Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong (“EGT”).

Background

On or about 21 April 2016, the Buyer and the Seller entered into a binding letter of intent relating to the Transaction (the “LOI”). It is a term of the LOI that the Parties shall enter into this agreement.

The Seller has agreed to sell and the Buyer has agreed to buy the Assets on the terms of this agreement.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Affiliate: in relation to a body corporate, any subsidiary or holding company of such body corporate, and any subsidiary of any such holding company for the time being.

Assets: has the meaning given to it in clause 2.1.

Business: the business of designing, manufacturing and distributing gaming chips, plaques and layouts for gaming tables, carried on by the Seller at the Effective Time.

Business Day: a day other than a Saturday, Sunday or public holiday when banks in Hong Kong and Las Vegas, Nevada, are open for business.

Buyer Group: the Buyer and each of its Affiliates.

Buyer Releasing Persons: has the meaning given to it in clause 12.3.

Claim: a claim under the Warranties.

Closing: the closing of the sale and purchase of the Assets pursuant to and in accordance with this agreement.

Closing Date: has the meaning given to it in clause 7.1.

Crown Resorts Group: has the meaning given to it in clause 5.1.

Da Silva Proceedings: has the meaning given to it in clause 12.1(b).

Deed of Non-Competition: has the meaning given to it in clause 11.3.

Disclosed: fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in the Disclosure Letter.

Disclosure Letter: the letter from the Seller to the Buyer, in agreed form, with the same date as this agreement and described as the Disclosure Letter, delivered by the Seller to the Buyer prior to or in connection with the execution and delivery of this agreement.

Dolphin Proceedings: has the meaning given to it in clause 12.1(a).

Effective Time: 5:00 p.m. Hong Kong time on the Closing Date.

Encumbrance: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Earn Out Payments: has the meaning given to it in clause 5.1.

Excluded Assets: has the meaning given to it in clause 2.2.

Excluded Liabilities: has the meaning given to it in clause 2.3.

GAAP: generally accepted accounting principles in the United States, consistently applied.

Intellectual Property: all patents, patent applications, docketed inventions, registered and unregistered trademarks, trademark applications, trade names, service marks, logos, copyrights, computer programs and other software and information technology rights for production, domain names, URLs, websites, trade secrets, confidential and proprietary business information, unpatented inventions, processes, know how, product formulae, engineering, drawings, plans and product specifications, trade dress, promotional displays and materials, price lists, bid and quote information, literature, catalogues, brochures, advertising material and the like and all customer, supplier and distributor lists, in each case, relating to the Business or its customers or suppliers, all product development and packaging development related to the Business, any licenses, license agreements and applications related to any of the foregoing, and readable copies of all business records relevant to the Business.

LOI: a binding letter of intent dated 21 April 2016 relating to the Transaction.

Material Adverse Change: has the meaning given to it in clause 7.5(b).

MCE: has the meaning given to it in clause 5.1.

Melco Crown: has the meaning given to it in clause 5.1.

MIDL: has the meaning given to it in clause 5.1.

Net Revenue: has the meaning given to it in clause 5.1.

Non-Related Party: has the meaning given to it in clause 5.1.

Parties: parties to this agreement, being the Seller, the Buyer and EGT, and each of them is a Party.

Period: has the meaning given to it in clause 4.1.

Purchase Price: has the meaning given to it in clause 3.1.

Related Party: has the meaning given to it in clause 5.1.

Released Persons: has the meaning given to it in clause 12.1.

Releasing Persons: has the meaning given to it in clause 12.1

SEC: has the meaning given to it in clause 13.1.

Seller Group: the Seller and each of its Affiliates.

Settled Claims: the actions, claims, demands, obligations and liabilities released and discharged pursuant to clause 12.

Settlement Deed: has the meaning given to it in clause 12.3.

Tax or Taxation: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of Hong Kong or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto.

Third Party Consent: a consent, licence, approval, authorisation or waiver required from a third party for the conveyance, transfer, assignment or novation in favour of the Buyer of any of the Assets in terms acceptable to the Buyer.

Third Party Rights: the benefit of all rights and claims, warranties, choses in action, causes of action, rights of recovery and rights of set-off of any kind (other than rights and claims relating to Tax and claims under any insurance policies) of the Seller against any third party, arising on or before the Effective Time, in respect of the Assets.

Three Units: has the meaning given to it in clause 7.3(b).

Transaction: the transaction contemplated by this agreement or any part of that transaction.

Unfinished Orders: the unfinished orders of the Seller listed in Schedule 5 (Unfinished Orders).

Warranties: the warranties set out in clause 8 and Schedule 4 (Warranties).

1.2	References to clauses and Schedules are to the clauses of, and Schedules to, this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.3	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement.

1.4	This agreement shall be binding on, and enure to the benefit of, the parties to this agreement and their respective personal representatives, successors and permitted assigns, and a reference to a party shall include that party's personal representatives, successors and permitted assigns.

1.5	References to a document in agreed form is to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

2.	Agreement to Sell and Purchase

2.1	The Seller shall sell free from Encumbrances, and the Buyer shall purchase the following assets of the Seller (collectively, the “Assets”) free from all Encumbrances with effect from the Effective Time:

(a)	the fixed assets specified in Schedule 1(a);

(b)	raw materials of the types described in the line items specified in Schedule 2 owned by the Seller immediately prior to Closing;

(c)	all misc tools, spare parts and mold inventory used in the design, manufacture and testing of all products and fixed assets including but not limited to those described in Schedule 1(b);

(d)	the Intellectual Property owned by the Seller and used or held for use by the Seller in the Business and the Intellectual Property licensed to the Seller and used or held for use by the Seller in the Business, provided that the licensed Intellectual Property is sold by the Seller subject to the terms of the relevant licence and the rights of the relevant licensor;

(e)	computer and related hardware related to product design in the marketing department of the Seller, including all sales documentation for past orders and open quotes included but not limited to artwork, proposals, configuration information, security features, formula;

(f)	all research and development projects ongoing, finished and/or contemplated related to the Business and the Assets;

(g)	customers lists and customer contacts of the Seller in respect of the Business;

(h)	vendor lists, price lists and contacts of the Seller in respect of the Business;

(i)	permits and governmental authorizations in respect of the Business (if applicable), to the extent transferrable;

(j)	invention or copyright assignments (if any) and any restrictive covenant agreements for the benefit of the Seller related to the Business and the Assets; and

(k)	the Third Party Rights relating to the Assets (other than to the extent relating to any Excluded Assets or Excluded Liabilities or obligations of the Seller under this agreement).

2.2	Notwithstanding anything in clause 2.1 above to the contrary, the Assets shall not include, and the Buyer shall not be deemed to purchase or acquire, any assets of the Seller not included in clause 2.1 above, including but not limited to the following (the “Excluded Assets”):

(a)	all work in progress and finished goods of the Seller;

(b)	any cash on hand, bank accounts, cash equivalents or marketable securities of the Seller;

(c)	the corporate or company seal, minute books, stock books, blank share certificates, tax returns and other books and records relating to the corporate organization of the Seller;

(d)	the shares or equity interests of the Seller in its subsidiaries (if any);

(e)	the Seller’s original corporate and tax records (provided that the Buyer shall be entitled to have access to such records post-Closing as reasonably necessary in respect of the Assets and copies of the Seller’s business records relevant to the Business will be provided to the Buyer as part of the Intellectual Property to be sold to the Seller);

(f)	all claims, warranties, choses in action, causes of action, rights of recovery and rights of set-off of any kind against third parties to the extent relating to the Excluded Assets or Excluded Liabilities; and

(g)	any fixed assets are shown by the Buyer’s due diligence review conducted pursuant to the LOI not to be in working order, in respect of which the identified defects have not been cured to the satisfaction of the Buyer (acting reasonably) by the Business Day immediately preceding Closing.

2.3	The Buyer shall assume no liability whatsoever of the Seller, whether or not arising from or related to the ownership or operation of the Business or the Assets, and whenever accruing (the “Excluded Liabilities”), all of which will be retained by the Seller including but not limited to any amounts due to the shareholders and/or Affiliates of the Seller.

3.	Purchase Price

3.1	The “Purchase Price” for the Assets to be paid by the Buyer to the Seller pursuant to this agreement shall be determined as follows:

(a)	The net book value as at 31 March 2016 of the fixed assets to be purchased by the Buyer pursuant to this agreement. The agreed net book value of the fixed assets to be purchased is specified in Schedule 1. The fixed assets to be purchased by the Buyer shall be physically counted by the Buyer on the day falling 3 Business Days prior to Closing. The fixed assets to be purchased by the Buyer shall be those counted at the physical count and the price shall be the aggregate of the agreed net book values specified in Schedule 1 of the fixed assets physically counted.

PLUS

(b)	The amount payable in respect of raw materials (of the types described in the line items specified in Schedule 2), calculated in accordance with this clause 3.1(b). The quantity of raw materials to be purchased by the Buyer shall be physically counted by the Buyer on the day falling 3 Business Days prior to Closing. The raw materials to be purchased by the Buyer shall be the actual quantity counted at the physical count and the price shall be the quantity counted multiplied by the unit book value as at 31 March 2016 shown in the Seller’s quarterly financial statements.

PLUS

(c)	US$1,000,000

In determining the agreed book value of the fixed assets and raw materials as at 31 March 2016, the Seller’s historical accounting methods have been used. Further, it is agreed by the Buyer and the Seller that the US$1,000,000 referred to in clause 3.1(c) above reflects the market value of the equipment and machinery being purchased.

3.2	The Purchase Price shall be paid by the Buyer by wire transfer of immediately available US dollars in the following manner:

(a)	60% of the Purchase Price shall be paid upon Closing;

(b)	20% of the Purchase Price shall be paid not later than the first anniversary of Closing; and

(c)	20% of the Purchase Price shall be paid not later than the second anniversary of Closing.

3.3	The amount of the Purchase Price to be paid upon Closing shall be applied as follows:

(a)	first, to satisfy any indebtedness encumbering the Assets; and

(b)	second, to be paid to the Seller by wire transfer of immediately available funds to an account designated in writing by the Seller at least 3 Business Days prior to Closing.

3.4	The instalments of the Purchase Price to be paid pursuant to clauses 3.2(b) and 3.2(c) shall be paid by the Seller by wire transfer of immediately available US dollars to an account designated in writing by the Seller not later than 20 Business Days prior to the expiry of the relevant last day for payment of the relevant instalment specified in clause 3.2(b) or 3.2(c), as the case may be.

4.	Payment for Restrictive Covenants

4.1	In addition to the Purchase Price, in consideration for the restrictive covenants given by the Seller in clause 11 and to be given by EGT and Mr. Chung in the Deed of Non-Competition, the Buyer shall pay:

•	The Earn Out Payments (as defined below) to account for the 5 year period immediately following the Closing Date (the “Period”); and

•	A total of US$530,000 upon Closing to the Seller by wire transfer of immediately available funds to an account designated in writing by the Seller at least 3 Business Days prior to Closing, to account for the 5 year period immediately following the end of the Period.

4.2	Without prejudice to any right of the Buyer to claim specific performance, in the event there is a material breach of the restrictive covenants given by the Seller in Clause 11 or by EGT under the Deed of Non-Competition, the following shall apply: a) if any such material breach shall occur during the Period, each of the Seller and EGT shall be jointly and severally liable to Buyer for an amount of US$530,000 plus any Earn Out Payments paid to said parties up through the material breach and b) if any such material breach shall occur during the 5 year period following the Period, each of the Seller and EGT shall be jointly and severally liable to Buyer for an amount of US$530,000 plus any Earn Out Payments paid to said parties up through the material breach. Each of 4.2(a) and 4.2 (b) shall be payment made as liquidated damages and shall be the Buyer’s sole and exclusive remedy in damages (without prejudice to any claim by the Buyer for specific performance).

5.	Earn Out Payments

5.1	In addition to the Purchase Price and the amount payable by the Buyer for restrictive covenants, referred to in clause 4, the Buyer shall pay the Seller the following “Earn Out Payments”:

(a)	Territorial Earn Out. For a period of five (5) years following Closing, three percent (3%) of Net Revenue from gaming chip and plaque sales made by the Buyer and its Affiliates and their agents to Non-Related Party casinos subject to a cap of a total of US$500,000,000 of Net Revenue, in the following countries:

(i)	In Macau, Star World, Louis the XIII and the MGM Macau properties;

(ii)	In the Philippines, the next Tiger Resort, Leisure and Entertainment opening, Resort World Bayshore, Solaire, Royce, Winford, Boracay, City of Dreams Manila, Tiger, Midori, Leisure & Entertainment;

(iii)	In Australia, the Star and all casinos within the Crown Resorts Group, including but not limited to Crown Melbourne, Crown Perth and the planned Crown Sydney property;

(iv)	In Cambodia, all casinos, except NAGA World and any of its affiliated properties; and

(v)	In Korea, Laos, Nepal, Thailand and Myanmar, all casinos; and

(b)	Malaysia Earn Out. The Buyer shall pay the Seller three percent (3%) of the revenue actually received by the Buyer and/or its Affiliates in relation to sales of 312,000 wheelchecks sets to Genting Highlands Resort, Malaysia, the product order in respect of which was received by the Seller and referred to the Buyer after the signing of the LOI, minus (i) all taxes paid in respect of such product order (VAT, usage rights, duties, etc.) excluding corporation or profits tax, (ii) all credits or discounts given in respect of such order for whatever reason, (iii) all products sales commissions paid in respect of such product order to sales executives employed by the Buyer and (iv) all freight, transportation, installation and packaging expenses specifically invoiced to the customer in respect of the delivery and installation of such product order; and

(c)	Melco Crown Earn Out. The following percentages of Net Revenue from gaming chip and plaque sales made by the Buyer and its Affiliates to any and all Related Parties and their agents:

(i)	For the first US$10,000,000 of Net Revenue at any time after Closing (without any time limit), fifteen percent (15%); and

(ii)	For five (5) years after Closing, and in addition to the payment under (i) above, three percent (3%), capped at a total of US$30,000,000 of Net Revenue.

Notwithstanding the above calculation, no Earn Out Payments are payable to the Seller until the aggregate amount of Earn Out Payments under Section 5.1(a), (b) & (c) above exceeds US$900,000, and the Seller shall only be entitled to the Earn Out Payments which are above the said US$900,000.

For the purposes of this clause 5.1:

“Net Revenue” means revenue actually received by the Buyer and/or its Affiliates during the year minus (a) all taxes paid during the year (VAT, usage rights, duties, etc.) excluding corporation or profits tax, (b) all credits or discounts given during the year for whatever reason, (c) all products sales commissions paid during the year to sales executives employed by the Buyer and (d) all freight, transportation, installation and packaging expenses specifically invoiced to customers during the year in respect of the delivery and installation of the customers’ respective product orders.

“Crown Resorts Group” means Crown Resorts Limited and its Affiliates.

A “Related Party” is any and all of Melco Crown Entertainment Limited (“MCE”), Melco International Development Limited (“MIDL”), Crown Resorts Limited, each entity directly or indirectly, now or in the future, majority owned by any of the foregoing, City of Dreams, Manila (which is a 50:50 indirectly owned joint venture of MCE) and casinos in Vietnam, Cyprus, Spain and Russia in which MIDL or MCE has, now or in the future, a direct or indirect equity investment (regardless of percentage ownership) (collectively “Melco Crown”).

“Non-Related Party” means a person which is not a Related Party.

5.2	Within 2 months after the end of each financial year of the Buyer following Closing, the Buyer shall provide the Seller with:

(a)	copies of the annual audited consolidated financial statements of the Buyer Group (only if at the relevant time the Buyer is no longer listed on the NASDAQ Stock Exchange) and/or copies of the annual audited financial statements of any of its relevant Affiliates whose accounts have not been consolidated into those of the Buyer Group;

(b)	a calculation worksheet and, if requested by the Seller, the related invoices and supporting documents for the Earn Out Payments; and

(c)	upon the request of the Seller and at the Seller’s expense, a certificate signed by the auditors of the Buyer confirming that the amount of the Earn Out Payments payable to the Seller has been accurately calculated in accordance with the terms of this agreement.

5.3	The Seller hereby directs that the Earn Out Payments be paid by the Buyer by wire transfer of immediately available US dollars to a bank account of designated in writing by the Seller not later than 20 Business Days prior to the relevant last day for payment of the relevant Earn Out Payment. The Buyer shall pay to the bank account the relevant amount of the Earn Out Payments as shown in the calculation worksheet referred to in clause 5.2(b) above within 10 calendar days after the same is delivered to the Seller.

5.4	If the Seller intends to dispute the amount of the Earn Out Payments payable to the Seller as stated in the calculation worksheet referred to in clause 5.2(b), the Seller shall give the Buyer a written notice within 30 calendar days after the announcement and release of the relevant annual audited consolidated financial statements of the Buyer Group. If such amount is not agreed within 60 calendar days after the serving of the written notice, either the Seller or the Buyer may refer the matter for determination in accordance with the procedure detailed in clause 5.5. Payment of the amount agreed, or determined pursuant to clause 5.5, shall be made within 10 calendar days after such agreement or determination.

5.5	If the Buyer and the Seller have failed to reach agreement on the matters set out in clause 5.4, within the 60 calendar days period referred to in clause 5.4, either of them may refer the matter to an independent firm of accountants (“Expert”) for resolution as follows:

(a)	the Expert shall be jointly agreed by the parties or, if no agreement is reached within 14 calendar days after either one of them notifies the other that it wishes to appoint an Expert, shall be nominated at the request of either the Buyer or the Seller by the President for the time being of the Hong Kong Institute of Certified Public Accountants and the Buyer and the Seller shall co-operate and use their reasonable endeavours to agree the terms of appointment with the Expert as soon as reasonably possible (and if terms cannot be agreed within 14 calendar days from the date of nomination, then either the Buyer or the Seller may request the President for the time being of the Hong Kong Institute of Certified Public Accountants to nominate another Expert and the Buyer and the Seller shall cooperate and use their reasonable endeavours to agree terms with that Expert);

(b)	neither the Buyer nor the Seller shall unreasonably withhold agreement to the proposed terms of appointment of the Expert;

(c)	the Expert shall be requested to resolve the matter in dispute applying the terms of this agreement;

(d)	the determination of the Expert shall be final and binding on both the Buyer and the Seller in the absence of manifest error;

(e)	the fees of the Expert shall be shared by Buyer and the Seller equally;

(f)	the Expert shall present its findings in writing to the Buyer and the Seller within 30 calendar days of its appointment and the Buyer and the Seller shall give it all reasonable assistance, together with access to all personnel and documents it requests; and

(g)	the Buyer and the Seller shall use their best endeavours to appoint an Expert who is based in the United States of America. If an Expert who is not based in the United States of America is nominated by the President for the time being of the Hong Kong Institute of Certified Public Accountants or by the Seller, subject to the Buyer’s agreement to the appointment of such Expert, the Seller shall be liable for the travelling expenses of such Expert arising from the performance by the Expert of its duty in accordance with the terms of its appointment.

6.	Condition and Pre-Closing Covenant

6.1	Closing is conditional upon:

(a)	the Warranties given by the Seller under this agreement remaining true and accurate in all material respects and not misleading in any material respect at Closing and the Parties’ compliance with their respective obligations under this agreement required to be complied with prior to Closing; and

(b)	the Seller delivering to the Buyer the duly executed Deed of Non-Competition.

6.2	The Seller shall not take any action to harm or injure the rights or business relationship of any other person as a result of this agreement or the purchase of the Assets by the Buyer pursuant to this agreement prior to Closing.

7.	Closing

7.1	Subject to clause 6.1 above, Closing shall take place on 11 May 2016 at 3:00pm Hong Kong time at the Three Units or at any other place and/or on any other date and/or at any other time (as the case may be) as may be agreed in writing by the Parties (the “Closing Date”).

7.2	At Closing, the Seller shall comply with its obligations set out in paragraph 1 of Schedule 3.

7.3	At Closing, and subject to the Seller having complied with clause 7.2, the Buyer shall:

(a)	pay the Closing payments referred to in clauses 3.2(a) and 4 above within 48 hours after Closing to the Seller by wire transfer of immediately available funds to an account designated in writing by the Seller at least 3 Business Days prior to Closing.

(b)	pay to the Seller within 48 hours after Closing:

(i)	an amount equal to two (2) months’ of rent payable (excluding taxes, management fees, electricity and water) under the three (3) lease agreements for the three (3) units comprising the Seller’s factory premises, capped at US$130,000; and

(ii)	an additional amount equal to two (2) months’ rent (excluding taxes, management fees, electricity and water) payable under the three (3) lease agreements for the three (3) units comprising the Seller’s factory premises, as compensation for the termination of the three (3) lease agreements, such additional amount capped at US$130,000.

Subject to the foregoing, all costs of terminating the three (3) leases shall be for the Seller’s account. The three (3) units comprising the Seller’s factory premises are Units C1 and C2 on the Ground Floor of, and Unit 303 on the 3rd Floor of, Koon Wah Building, 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong (the “Three Units”).

(c)	deliver to the Seller:

(i)	duly executed counterparts of the licences, agreements, assignments and other documents referred to in paragraph 1(g) of Schedule 3;

(ii)	a certified copy of the resolution of the board of directors of the Buyer authorising the execution and delivery by the officers specified in the resolution of this agreement, and any other documents referred to in this agreement as being required to be delivered by it.

(iii)	a signed acknowledgement of the Disclosure Letter;

(iv)	duly executed counterpart of the Deed of Non-Competition; and

(v)	duly executed counterpart of the Settlement Deed duly executed by the Buyer and Mr. Da Silva.

7.4	If the Seller does not comply with its obligations set out in paragraph 1 of Schedule 3 in any material respect, or if any of the termination events referred to in clause 7.5 below occurs, the Buyer may, without prejudice to any other rights or remedies it has (including the right to claim damages for breach of this agreement):

(a)	so far as is practicable, proceed to Closing; or

(b)	by written notice to the Seller, defer Closing to a date no more than 28 calendar days after the date on which Closing would otherwise have taken place; or

(c)	by written notice to the Seller, terminate this agreement (and if so terminated, this agreement shall terminate and cease to have effect save for the provisions referred to in clause 7.6 and any rights, remedies and obligations or liabilities of the Parties that have accrued up to the termination.

7.5	The termination events referred to in clause 7.4 above are:

(a)	any material inaccuracy in the documents provided by the Seller to the Buyer as a result of the Buyer’s due diligence requests made pursuant to section 4 of the LOI, which material inaccuracy materially adversely affects the value of the Assets as a whole;

(b)	the occurrence of any action, event, condition or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the value of the Assets as a whole (“Material Adverse Change”), provided, however, that when determining whether there has been a Material Adverse Change, any adverse effect attributable to any of the following shall be disregarded: (a) general economic, business, industry or financial market conditions (whether in the United States, Asia or otherwise), but that do not disproportionately affect the Seller; (b) the taking of any action required by this agreement; (c) the announcement of the Transaction; (d) the breach of this agreement by the Buyer; (e) any changes in applicable laws, regulations or accounting rules, including GAAP; (g) any existing event, occurrence or circumstance set forth in the Disclosure Letter; or (h) any adverse change in or effect on the Assets that is cured by or on behalf of the Seller to the reasonable satisfaction of the Buyer before the termination of this agreement; and

(c)	any material misrepresentation or breach of any covenant herein required to be fulfilled prior to Closing by the Seller which taken individually or in the aggregate with other such misrepresentations or breaches, materially adversely affects the value of the Assets as a whole.

7.6	On termination of this agreement in accordance with clause 7.4(c), the following clauses shall remain in force: clause 1 and clause 13 to clause 20 inclusive.

7.7	Following Closing, the Buyer and the Seller shall each comply with their respective obligations set out in paragraph 2 of Schedule 3.

8.	Warranties, Undertakings and Indemnities

8.1	The Parties acknowledge that the Assets are to be sold and purchased under this agreement on an “as is” basis and fit for the purpose for which they are currently used by the Seller, the representations, warranties and other covenants given by the Seller shall be limited accordingly.

8.2	The Seller represents and warrants that, except as Disclosed, each Warranty is true, accurate and not misleading on the date of this agreement and on Closing.

8.3	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

8.4	Except for the matters Disclosed, the due diligence investigation conducted by the Buyer, referred to in section 4 of the LOI, shall not limit or affect the representations, warranties, covenants or indemnities of the Seller made in this agreement.

8.5	The Buyer represents and warrants to the Seller that each of the following statements is true, accurate and not misleading on the date of this agreement and on Closing:

(a)	The Buyer has all requisite power and authority, and has taken all necessary corporate action, to enable it to enter into and perform this agreement and all agreements and documents entered into, or to be entered into, pursuant to the terms of this agreement.

(b)	All necessary licences, consents, permits, agreements, arrangements and authorities (public and private) have been obtained to enable the Buyer to manufacture and sell gaming chips and plaques in all necessitated jurisdictions, and all such licences, consents, permits, agreements, arrangements and authorities are valid and subsisting.

8.6	The Seller undertakes not to dispose of any raw materials following the Buyer’s pre-Closing physical count referred to in clause 3.1(b) and up to Closing.

8.7	Subject to the limitations on Claims contained in clause 9 below, the Seller agrees to defend, indemnify and hold harmless the Buyer, its Affiliates and their respective agents, employees, officers, directors, successors and assigns, from and against any and all liabilities and claims for demands, suits, actions, liabilities, losses, damages, injuries judgments, costs and expenses, directly or indirectly arising from any untruth, inaccuracy or breach of any representation, covenant or agreement made by the Seller in this agreement, any Excluded Asset or Excluded Liability, including claims from the Seller’s employees, agents, customers, vendors, landlords or the shareholders of EGT relating to an event which occurred prior to Closing.

8.8	The Buyer agrees to defend, indemnify and hold harmless the Seller, its Affiliates and their respective agents, employees, officers, directors, consultants, successors and assigns, from and against any and all liabilities and claims, including, without limitation, future liabilities and claims by third parties, for demands, suits, actions, liabilities, losses, damages, injuries, judgments, costs and expenses (including reasonable attorney’s fees and costs), directly or indirectly arising from any untruth, inaccuracy or breach of any representations, covenants or agreements made by the Buyer in this agreement and from use of the Assets post-Closing, except that the foregoing indemnity shall not apply in respect of any matter arising out of: (a) a breach of any representation, warranty or covenant of the Seller in this agreement; (b) any of the Excluded Liabilities retained by the Seller or (c) any pre-Closing act or omission by the Seller or any of its representatives.

9.	Limitations on Claims

9.1	The aggregate liability of the Seller for all Claims shall not exceed US$5,900,000.

9.2	The Seller shall not be liable for a Claim unless notice in writing of the Claim, summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Seller on or before the date which falls twelve months after Closing.

9.3	No liability shall attach to the Seller unless the aggregate amount of all Claims for which it is be liable shall exceed US$10,000 and in such event the Seller shall be liable for the whole of such amount and not merely the excess.

9.4	The Seller shall not be liable for a Claim in respect of any matter which has been Disclosed.

9.5	Nothing in this clause 9 applies to exclude or limit the liability of the Seller to the extent that a Claim arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Seller, its agents or advisers.

10.	Employees

10.1	The Seller shall be responsible for the termination of its existing employees and/or agents as a result of the Transaction. The Buyer agrees to pay to the Seller a fixed sum of US$520,000 within 60 calendar days after Closing for paying all legally necessitated costs stemming from the termination of employment and/or appointment of the Seller’s employees and agents (including payments made in lieu of notice, severance and long service payments, any other contractual and/or legal entitlements of the employees and agents and related Taxes).

10.2	Prior to the Seller’s provision of notice to its employees, the Buyer shall notify the Seller of any and all key employees and/or agents it wishes to become the Buyer’s employees; the said employees shall sign new employment agreements with the Buyer (as necessary) prior to being rewarded employment. The Seller shall remain responsible for any and all liability stemming from the layoff and/or termination of the Seller’s employees and/or agents, and agrees that the Buyer’s liability will be strictly limited to the payout of US$520,000 referred to in clause 10.1.

11.	Restrictions on the Seller

11.1	The Seller undertakes to the Buyer that, save in relation to the Unfinished Orders (in respect of which the Buyer hereby gives its consent for the Seller to complete after Closing), following Closing, the Seller shall not (and the Seller shall procure that EGT and its subsidiaries shall not) do any of the following in any capacity, whether on its own behalf, or on behalf of, or jointly with, any other person:

(a)	at any time during the period of 10 years from Closing own, operate, control or participate in any way in a company that manufactures gaming chips, plaques, jetons, playing cards or layouts for gaming tables in competition with the Buyer;

(b)	at any time during the period of 10 years from Closing employ or engage, or offer to employ as an employee or engage as a consultant, or solicit or otherwise entice or attempt to entice away from the Buyer or any member of the Buyer Group, any key employee or agent who becomes the Buyer’s employee or consultant in the business of supplies of gaming chips, plaques and layouts for gaming tables pursuant to clause 10.2;

(c)	at any time during the period of 10 years from Closing canvass, solicit or approach or cause to be canvassed, solicited or approached any person who shall at any time within 2 (two) years preceding Closing have been a client, customer, representative or agent of the Seller in relation to the Business for the purpose of offering to that person chips, plaques and layouts for gaming tables supplied by the Seller in relation to the Business at Closing; or

(d)	use in the course of any business any trade or service mark, business or domain name, design or logo which, at Closing, was or had been used by the Seller in respect of the Business, or anything which is, in the reasonable opinion of the Buyer, capable of confusion with such mark, name, design or logo.

11.2	Each undertaking in clause 11.1 is a separate undertaking of the Seller and shall be enforceable separately and independently by the Buyer. In the event of any such restriction being determined to be unenforceable in whole or in part for any reason, that unenforceability shall not affect the enforceability of the remaining restrictions in this agreement or (in the case of restrictions unenforceable in part) the remainder of that restriction.

11.3	While the restrictions contained in clause 11 are considered fair and reasonable by the Buyer and the Seller in order to assure the Buyer the full benefit of the Assets, it is recognized that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Buyer but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

11.4	The Seller shall ensure that, on or prior to Closing, EGT and Mr. Chung shall enter into an agreement of non-competition in the agreed form, in favour of the Buyer, containing equivalent restrictions to those set forth in clause 11.1 (the “Deed of Non-Competition”). The Seller shall procure that EGT and Mr. Chung comply with the terms of the Deed of Non-Competition.

12.	Termination of Litigation

12.1	With effect from Closing, each of the Buyer and the Seller (for itself and on behalf of its respective Affiliates and its and their respective directors, officers and employees) (collectively, the “Releasing Persons”) irrevocably releases and forever discharges the other Party and its respective Affiliates and the respective directors, officers and employees of the other Party and/or its Affiliates (collectively, the “Released Persons”) from all and any actions, claims, demands, obligations and liabilities, whether in Hong Kong or any other jurisdiction, whether actual or contingent, whether or not presently known to the Releasing Persons (or any of them) or to the law, whether in law or equity and whether past, present or future, including claims for legal costs and expenses, that the Releasing Persons or any of them ever had, may have or hereafter can, shall or may have against any of the Released Persons arising out of under or in connection with the events and matters giving rise to:

(a)	the two legal proceedings before the High Court of Hong Kong, namely High Court Action No. 3038 of 2015 and High Court Miscellaneous Proceedings No. 3354 of 2015 (collectively, the “Dolphin Proceedings”); and

(b)	all proceedings (whether in Hong Kong or France or any other jurisdiction) against Mr. Paulo Da Silva (collectively, the “Da Silva Proceedings”).

For clarification purposes, each of the Buyer and the Seller hereby agrees that each will be responsible for its own legal fees and costs stemming from the Settled Claims.

For the purpose of clarification, Clause 12.1 shall not release or discharge Mr. Paulo Da Silva from the proceedings by the Buyer against him in France upon Closing and his relief is subject to Clauses 12.3 and 12.4 hereinafter.

12.2	Promptly following Closing, the Buyer shall irrevocably withdraw, terminate and discontinue the Dolphin Proceedings in accordance with the appropriate court procedures. The Buyer and the Seller agree that there will be no order as to costs in relation to either the Dolphin Proceedings or the Da Silva Proceedings. In respect of the Dolphin Proceedings, the Buyer and the Seller shall instruct their respective legal counsel to execute a Consent Order (pursuant to O. 42, r. 5A of the Rules of the High Court) and shall take all steps necessary to have such a Consent Order made, ordering that:

(a)	the sum of HK$498,700 (four hundred ninety-eight thousand and seven hundred Hong Kong dollars) paid into Court by the Buyer on 23 February 2016, along with interest accrued, if any, be released to the Buyer; and

(b)	the Dolphin Proceedings be dismissed.

12.3	Subject to Mr. Da Silva entering into a settlement deed with the Buyer in which Mr. Da Silva agrees (1) to return to the Buyer any and all confidential information of the Buyer in his possession, (2) not to use any confidential information of the Buyer for any purpose and (3) not to be employed in a casino currency manufacturing business which competes with the Buyer (the “Settlement Deed”), the Buyer agrees (for itself and on behalf of its respective Affiliates and its and their respective directors, officers and employees) (collectively, the “Buyer Releasing Persons”) to irrevocably release and forever discharge Mr. Da Silva from all and any actions, claims, demands, obligations and liabilities, whether or not presently known to the Buyer Releasing Persons or to the law, whether in law or equity and whether past, present or future, that the Buyer Releasing Persons or any of them ever had, may have or hereafter can, shall or may have against Mr. Da Silva arising out of under or in connection with the events and matters giving rise to the Da Silva Proceedings.

12.4	Subject to Mr. Da Silva entering into the Settlement Deed, the Buyer agrees, promptly following the execution of the Settlement Deed by Mr. Da Silva, to irrevocably withdraw and terminate the Da Silva Proceedings in accordance with the appropriate court procedures.

12.5	Each party, including Mr. Da Silva, will be responsible for their own legal costs and all other costs related to those proceedings from the beginning to the end. This clause is intended to apply to and supersede any outstanding costs orders to the contrary (including any unpaid costs orders).

12.6	Each of the Buyer and the Seller agrees to indemnify and keep indemnified the other Party and its respective Affiliates and the respective directors, officers and employees of the other Party and/or its Affiliates against all losses, costs, expenses and damages incurred by the other Party, its Affiliates and/or such directors, officers and employees (including the entire legal expenses incurred) in connection with any actions, claims, demands, suits or proceedings which the first Party, its Affiliates or the respective directors, officers or employees of such Party and/or its Affiliates may bring against the other Party or any of its respective Affiliates or the respective directors, officers or employees of the other Party and/or its Affiliates after Closing which are stated in clause 12.1 to be released and discharged (excluding, for the avoidance of doubt, the performance and enforcement of this agreement).

12.7	The Parties expressly agree that nothing contained in this agreement shall prevent any Party from making a claim or demand against the other Parties in relation to the performance, enforcement or any breach of any of the terms of this agreement.

12.8	This agreement is entered into in connection with the compromise of the Settled Claims. The Buyer and the Seller acknowledge that this agreement is not and shall not be represented or construed by either of them as an admission of liability or wrongdoing on the part of any Party to this agreement or any other person or entity.

13.	Confidentiality and Announcements

13.1	The Buyer and the Seller’s parent entity, EGT, will each be required to make a public announcement (which public announcement shall include an appropriate filing with the Securities and Exchange Commission (“SEC”)) of the entering into of this agreement. The Buyer and the Seller shall provide drafts of their respective public announcements (in the Seller’s case, to be made by EGT) to the other Party and shall provide the other Party a reasonable opportunity to provide input on their respective public announcements as they relate to any information or statements regarding the other Party. Each Party acknowledges that the Buyer and EGT will be required to file a Form 8-K and/or press release regarding this agreement in accordance with applicable securities laws and SEC requirements. All of GPI’s and EGT’s SEC filing(s) regarding this agreement or the Transaction shall be subject to the prior approval of, and co-ordinated with, both the Buyer and the Seller, provided that this requirement shall not prevent the Buyer or EGT complying with the legal, regulatory or stock exchange requirements applicable to it in the circumstances.

13.2	In addition to the public announcements required by applicable law or securities regulations, the Buyer and EGT may issue a joint press release in relation to this agreement (the form of which joint press release would require agreement between the Buyer and EGT).

13.3	Except as provided in clauses 13.1 and 13.2 above, neither Party nor any of their Affiliates or their respective officers, directors, stockholders, employees or agents shall make any public or private announcement or issue any press release or other publicity in respect of this agreement orthe Transaction without the prior written consent of the other Parties (except for such disclosures as are required in applications or by applicable securities or gaming laws or stock market rules).

14.	Assignment

14.1	Subject to clause 14.2 below, neither Party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any of its rights and obligations under this agreement without the prior written consent of the other Parties.

14.2	Either Party may assign its rights under this agreement to any of its Affiliates, without the prior written consent of the other Parties.

15.	Entire agreement, Status of LOI and No Double Recovery

15.1	This agreement (together with the documents referred to in it) and the LOI constitute the entire agreement between the Parties relating to their subject matter and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

15.2	The Buyer and the Seller are parties to the LOI. The provisions of this agreement implement the terms provided in the LOI. To the extent that the provisions of this agreement and the terms in the LOI cover the same matters, this agreement supersedes the LOI. Otherwise, the provisions of the LOI shall survive in accordance with their respective terms.

15.3	No Party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once under the LOI, the Settlement Deed and this agreement for loss arising out of the same circumstances.

16.	Variation and Waiver

16.1	No variation of this agreement shall be effective unless it is in writing and signed by the Parties (or their authorised representatives).

16.2	No failure or delay by a Party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy. A waiver of any right or remedy under this agreement or by law is only effective if it is in writing.

16.3	Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

16.4	Except for the Affiliates of the Seller and the Buyer and the respective directors, officers and employees of the Seller, the Buyer and their respective Affiliates, which shall have the right to enforce the provisions in clause 12 (Termination of Litigation) of this agreement, a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce any term of this agreement.

17.	Costs

Except as expressly provided in this agreement, each Party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any documents referred to in it).

18.	Notices

18.1	All communications and notices under this agreement shall be in writing in the English language and shall be personally delivered or transmitted via electronic mail or facsimile transmission or recognized international courier service, addressed to the relevant Party at the relevant address set forth below or such other address, contact details or contact persons as shall be designated by a Party in a written notice to the other Parties:

Seller

Unit 15-16, 19/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong

Attention:		Mr. Yuk Man Chung, Clarence
Chairman & CEO
Telephone No.	:	+852 3151-3763
Facsimile No.	:	+852 2153-9111
Email Address	:	ClarenceChung@egt-group.com

Buyer

3945 W. Cheyenne Avenue, #208, North Las Vegas, NV 89032

Attention:		Mr. Greg Gronau
President & CEO

Mr. Matthew Hagerty, ESQ.
Corporate Counsel

Telephone No.	:	702-598-2401

Facsimile No.	:	702-598-2494
Email Address	:	ggronau@gpigaming.com & mhagerty@gpigaming.com

EGT

Unit 15-16, 19/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong

Attention:		Mr. Yuk Man Chung, Clarence
Chairman & CEO
Telephone No.	:	+852 3151-3763
Facsimile No.	:	+852 2153-9111
Email Address	:	ClarenceChung@egt-group.com

18.2	All notices shall be deemed duly given (i) on the date of receipt, if personally delivered, (ii) ten (10) Business Days after delivery to the recognized international courier service, if by recognized international courier service, or (iii) upon receipt of the written confirmation of the electronic mail or facsimile, if by electronic mail or facsimile transmission.

18.3	The Buyer hereby irrevocably appoints Susan Kendall, c/o Baker McKenzie, 14th Floor, Hutchinson House, 10 Harcourt Road, Hong Kong SAR as its agent (the “Buyer Process Agent”) to accept service of process in Hong Kong in any legal action or proceedings arising out of this agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Buyer.

18.4	If such Buyer Process Agent ceases to be able to act as such or to have an address in Hong Kong, the Buyer irrevocably agrees to appoint a new process agent in Hong Kong acceptable to the Seller and to deliver to the Seller within 10 calendar days a copy of a written acceptance of appointment by the process agent accepted by the Seller. For the avoidance of doubt, until such time as the Seller receives a copy of such written acceptance, service of process on the agent specified in clause 18.3 will constitute valid service under this agreement.

18.5	Notwithstanding the foregoing provisions of this clause 18, each Party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this agreement being served on it in accordance with the provisions of this agreement relating to service of notices. Nothing contained in this agreement shall affect the right to serve process in any other manner permitted by law.

19.	Severance

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

20.	Governing Law and Jurisdiction

20.1	This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of Hong Kong.

20.2	Each Party irrevocably agrees that the courts of Hong Kong shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

Schedule 1 (a) Fixed Assets

Schedule 1(b) Other Assets

Schedule 2 Types of Raw Materials

Schedule 3 Closing and Post Closing

Schedule 4 Warranties

Schedule 5 Unfinished Orders

This agreement has been entered into on the date stated at the beginning of it.

SIGNED by	)
)
for and on behalf of	)
Dolphin Products Limited	) /s/ Clarence Chung
)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	)
Gaming Partners International	) /s/ Gregory S. Gronau
Corporation	)
in the presence of:	)

SIGNED by	)
)
for and on behalf of	) /s/ Clarence Chung
Entertainment Gaming Asia Inc.	)
in the presence of:	)